Exhibit 99.1

SCHEDULE OF TRANSACTIONS

Person Effecting Transaction	Date of Transaction	Number of Shares Acquired (Disposed)	Weighted Average Price Per Share
Haydeh Davoudi and Ali R. Davoudi WROS	February 12, 2021	230	11.01
Ali R. Davoudi Custodian for [minor child] UTMA TX	February 12, 2021	35	10.55
Ali Davoudi	February 12, 2021	55	10.70
Haydeh Davoudi and Ali R. Davoudi WROS	February 16, 2021	11	10.46
Ali Davoudi	February 16, 2021	145	10.27
Ali Davoudi	February 17, 2021	(4,000)	9.33
Haydeh Davoudi and Ali R. Davoudi WROS	February 17, 2021	(19,241)	8.99
Ali R. Davoudi (Rollover IRA)	February 17, 2021	(8,800)	9.18
Haydeh Davoudi and Ali R. Davoudi WROS	February 23, 2021	(109,000)	7.18
Ali R. Davoudi Custodian for [minor child] UTMA TX	February 23, 2021	(835)	6.90
Ali R. Davoudi Custodian for [minor child] UTMA TX	February 23, 2021	(800)	6.93
Ali R. Davoudi Custodian for [minor child] UTMA TX	February 23, 2021	(500)	6.94